Exhibit 99.29

Steven Nguyen
Account Manager, Client Services
Telephone: 416.361.0930 ext.252
snguyen@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

October 19, 2009

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	GRANDVIEW GOLD INC
Notice of Record and Meeting Date

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for the subject company.

1.	ISIN:	CA3866711011
	CUSIP:	386671101

2.	Date Fixed for the Meeting:	November 30, 2009

3.	Record Date for Notice:	October 30, 2009

4.	Record Date for Voting:	October 30, 2009

5.	Beneficial Ownership Determination Date:	October 30, 2009

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per

“Shawn McGowan”
Administrator, Client Services